

January 23, 2015

Via E-mail
Thomas L. Carter, Jr.
President and Chief Executive Officer
Black Stone Minerals, L.P.
1001 Fannin Street, Suite 2020
Houston, Texas 77002

> **Re:** **Black Stone Minerals, L.P.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted January 14, 2015**
> **CIK No. 0001621434**

Dear Mr. Carter:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

Cash Distribution Policy and Restrictions on Distributions, page 54

1.   Please revise your pro forma tabular disclosure to clarify the meaning of the caption "cash paid to noncontrolling interests."

Form of First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P.

2.   Please advise as to why you have removed from your filing Annex A (Series A Preferred Units) to your partnership agreement.

Exhibits

Exhibit 5.1

3.   We note your response to prior comment 5. It does not appear appropriate to assume "(ix) that the General Partner will have duly authorized the issuance of any Common Units to be issued by the Partnership." For guidance, please refer to Section II.B.3.a. of Staff Legal Bulletin 19, which advises that counsel should not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities.

4.   We note your response to prior comment 6, and reissue the comment in part. Please tell us why it is both necessary and appropriate for counsel to include the assumptions included in (iii), (v) and (vi) on page 3 of the opinion with respect to Black Stone Natural Resources, L.L.C. and Black Stone Minerals Company, L.P. In that regard, we note that Black Stone Minerals Company, L.P. is your predecessor, and Black Stone Natural Resources, L.L.C. is the general partner of your predecessor. In the alternative, please obtain and file a revised opinion that does not include such assumptions.

Closing Comments

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director